Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2025 and June 30, 2024

Presented in Euros (Thousands)

TABLE OF CONTENTS

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	1
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	3
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION	5
2	MATERIAL ACCOUNTING POLICIES	5
3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE	6
4	CONVERTIBLE DEBT	7
5	SHARE CAPITAL	8
6	WARRANTS	8
7	SHARE BASED COMPENSATION	9
8	GOODWILL	12
9	DEFERRED CONSIDERATION	13
10	RIGHT OF USE ASSETS	14
11	INTANGIBLE ASSETS	15
12	TRADE AND OTHER RECEIVABLES	16
13	TRADE PAYABLES AND OTHER LIABILITIES	16
14	LEASE LIABILITIES	17
15	LOANS PAYABLE	18
16	RELATED PARTY TRANSACTIONS	19
17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	20
18	SUPPLEMENTARY CASHFLOW INFORMATION	24
19	SEGMENT INFORMATION	25
20	INCOME TAXES	26
21	CONTINGENT LIABILITIES	27
22	SUBSEQUENT EVENTS	27

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2025	2024	2025	2024
Revenue	3, 19	26,079	24,861	51,584	48,672
Cost of revenue	3	(12,336)	(12,457)	(23,557)	(24,391)
Gross Profit		13,743	12,404	28,027	24,281

Selling, general and administrative expenses	3	(16,091)	(13,702)	(31,898)	(26,089)
Loss on remeasurement of derivative liability	4	—	38	—	(140)
Gain on settlement of convertible debt	4	—	—	—	65
Gain (Loss) on remeasurement of deferred consideration	3, 9, 17	—	45	(157)	(600)
Operating Loss		(2,348)	(1,215)	(4,028)	(2,483)

Net interest expense and other financing charges	3, 18	(14)	(930)	(360)	(1,522)
Loss Before Income Taxes		(2,362)	(2,145)	(4,388)	(4,005)

Income taxes (expense) recovery	20	533	(255)	(81)	(299)
Net Loss		(1,829)	(2,400)	(4,469)	(4,304)

Items to be reclassified to net loss:
Cumulative translation adjustment		(2,680)	387	(4,103)	4

Net Comprehensive Loss		(4,509)	(2,013)	(8,572)	(4,300)

Basic Loss Per Share		(0.07)	(0.10)	(0.18)	(0.18)
Diluted Loss Per Share		(0.07)	(0.10)	(0.18)	(0.18)

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic		25.2	24.0	25.1	23.6
Weighted average number of shares - diluted		25.2	24.0	25.1	23.6

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		June 30,	December 31,
	Note	2025	2024
Cash and cash equivalents		4,242	10,467
Trade and other receivables	12, 17	24,983	20,072
Prepaid expenses and other assets		4,141	2,624
Total Current Assets		33,366	33,163
Property and equipment		1,299	1,341
Right-of-use assets	10	3,152	3,510
Intangible assets	11	31,011	35,859
Goodwill	8	31,235	32,722
Investments in associates		500	—
Other assets		378	—
Total Assets		100,941	106,595

Trade payables and other liabilities	13, 17	26,639	19,946
Income taxes payable	20	445	463
Lease obligations on right of use assets	14	867	882
Deferred consideration	9	—	1,244
Share appreciation rights liability	7	525	—
Loans payable	15	1,696	6,579
Total Current Liabilities		30,172	29,114
Deferred income tax liabilities	20	594	680
Lease obligations on right of use assets	14	2,376	2,815
Share appreciation rights liability	7	437	—
Other non-current liabilities		487	487
Total Liabilities		34,066	33,096

Share capital	5	133,253	131,729
Contributed surplus		18,104	17,680
Accumulated deficit		(85,679)	(81,210)
Accumulated other comprehensive income		1,197	5,300
Total Equity		66,875	73,499
Total Liabilities and Equity		100,941	106,595

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Chair of the Board of Directors

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

						Accumulated
						other
		Share	Shares to	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2024		120,015	3,491	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt	4	2,704	—	—	—	—	2,704
Shares issued as deferred consideration	9	5,630	(3,491)	—	—	—	2,139
Exercise of restricted share units	7	1,799	—	(1,799)	—	—	—
Exercise of deferred share units	7	764	—	(764)	—	—	—
Exercise of stock options	7	493	—	(199)	—	—	294
Share-based compensation	7	—	—	604	—	—	604
Net loss for the period		—	—	—	(4,304)	—	(4,304)
Other comprehensive income		—	—	—	—	4	4
Balance as at June 30, 2024		131,405	—	17,729	(80,367)	2,921	71,688

Balance as at January 1, 2025		131,729	—	17,680	(81,210)	5,300	73,499
Shares issued as deferred consideration	9	1,380	—	—	—	—	1,380
Exercise of stock options	7	144	—	(94)	—	—	50
Share-based compensation	7	—	—	518	—	—	518
Net loss for the period		—	—	—	(4,469)	—	(4,469)
Other comprehensive loss		—	—	—	—	(4,103)	(4,103)
Balance as at June 30, 2025		133,253	—	18,104	(85,679)	1,197	66,875

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Six Months Ended June 30,
	Note	2025	2024
Operating Activities
Net loss		(4,469)	(4,304)
Add:
Net interest expense and other financing charges	3, 18	360	1,522
Depreciation and amortization	3	9,689	7,871
Share based compensation	7	1,585	604
Loss on remeasurement of derivative liability	4	—	140
Gain on settlement of convertible debt	4	—	(65)
Loss on remeasurement of deferred consideration	3, 9, 17	157	600
Unrealized foreign exchange (gain) loss		(152)	8
Income taxes expense	20	81	299
		7,251	6,675
Change in working capital	18	(35)	(3,925)
Income taxes paid	20	(142)	(653)
Cash Flows From Operating Activities		7,074	2,097

Investing Activities
Purchases of property and equipment		(219)	(521)
Additions of intangible assets	11	(6,407)	(5,349)
Loan receivables		(375)	—
Investment in associates		(200)	—
Cash Flows Used In Investing Activities		(7,201)	(5,870)

Financing Activities
Proceeds from exercise of stock options	7	50	294
Repayment of convertible debt		—	(455)
Repayment of lease liability	14	(570)	(350)
Proceeds from (repayment of) loan	15	(4,410)	6,532
Interest and financing fees		(248)	(412)
Cash Flows (Used In) Generated From Financing Activities		(5,178)	5,609

Effect of foreign currency exchange rate changes on cash and cash equivalents		(920)	218
Change In Cash And Cash Equivalents		(6,225)	2,054
Cash and cash equivalents at beginning of period		10,467	8,796
Cash And Cash Equivalents At End Of Period		4,242	10,850

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2	MATERIAL ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2024, which are available at www.sedarplus.ca.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policies set out in note 2 of the audited consolidated financial statements for the year ended December 31, 2024 have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for filing by the board of directors of the Company (the “Board”) on August 13, 2025.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2025	2024	2025	2024
Revenue	19	26,079	24,861	51,584	48,672
Cost of revenue		(12,336)	(12,457)	(23,557)	(24,391)
Gross Profit		13,743	12,404	28,027	24,281

Salaries and subcontractors		(5,738)	(5,333)	(12,312)	(10,240)
Share based compensation	7	(739)	(420)	(1,585)	(604)
Total employee costs		(6,477)	(5,753)	(13,897)	(10,844)
Depreciation and amortization		(4,969)	(3,994)	(9,689)	(7,871)
IT and hosting		(1,372)	(1,192)	(2,653)	(2,260)
Professional fees		(1,189)	(1,518)	(2,275)	(2,393)
Corporate costs		(122)	(101)	(254)	(276)
Sales and marketing		(290)	(533)	(587)	(1,092)
Bad debt expense	12	(748)	(121)	(879)	(103)
Travel and entertainment		(433)	(217)	(764)	(432)
Other operational costs		(491)	(273)	(900)	(818)
Selling, General and Administrative Expenses		(16,091)	(13,702)	(31,898)	(26,089)

Loss on remeasurement of derivative liability	4	—	38	—	(140)
Gain on settlement of convertible debt	4	—	—	—	65
Gain (Loss) on remeasurement of deferred consideration	9	—	45	(157)	(600)
Operating Loss		(2,348)	(1,215)	(4,028)	(2,483)

Interest income		5	—	9	—
Accretion on liabilities	9	(95)	(579)	(168)	(1,110)
Foreign exchange gain		283	(88)	318	(44)
Interest and financing fees		(207)	(263)	(519)	(368)
Net Interest Expense and Other Financing Charges		(14)	(930)	(360)	(1,522)
Loss Before Income Taxes		(2,362)	(2,145)	(4,388)	(4,005)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4	CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

	Convertible debt	Derivative liability	Total
Balance as at January 1, 2024	2,445	471	2,916
Accretion expense	1,298	—	1,298
Loss on remeasurement of derivative liability	—	94	94
Gain on settlement of convertible debt	—	(169)	(169)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(1,377)	—	(1,377)
Effect of movement in exchange rates	(52)	(6)	(58)
Balance as at December 31, 2024	—	—	—

On August 7, 2024, the convertible debt has been settled in full.

For the three and six months ended June 30, 2024, an accretion expense of EUR 409 and EUR 805 was recognised in net interest expense and other financing charges in respect of the Host Debt component. For the three and six months ended June 30, 2024, a gain of EUR 38 and loss of EUR 140 on remeasurement of derivative liability was recognised in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 8.750, 5-day VWAP of between CAD 6.910 and 8.827, expected life of between 0.06 to 0.56 years, annual risk-free rate of between 5.17% and 5.54%

During the three and six months ended June 30, 2024, 288,067 and 504,215 shares, respectively, were issued upon exercise of convertible debt representing USD 2,500 of the total face value of USD 10,000. The Company also elected to settle USD 500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 515.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three and six months ended June 30, 2024, EUR 1,393 and EUR 2,314 was transferred from the host debt liability and EUR 243 and EUR 390 from derivative liability, respectively, to share capital in the interim unaudited condensed consolidated statements of changes in equity for a total of EUR 1,636 and EUR 2,704, respectively.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5	SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2024	Balance		23,003,552	120,015
February 5, 2024 to June 5, 2024	Shares issued upon exercise of convertible debt	4	504,215	2,704
June 1, 2024	Shares issued upon settlement of deferred consideration for Spin acquisition		369,516	2,139
June 2, 2024	Shares issued upon settlement of deferred consideration for Wild Streak acquisition		393,111	3,491
April 1, 2024 to June 27,2024	Issuance of share capital upon exercise of FSOs	7	108,682	493
May 1, 2024 to May 29,2024	Issuance of share capital upon exercise of DSU	7	148,900	764
May 1, 2024 to May 14,2024	Issuance of share capital upon exercise of RSU	7	418,000	1,799
June 30, 2024	Balance		24,945,976	131,405

January 1, 2025	Balance		25,042,982	131,729
February 6, 2025	Exercise of FSO	7	25,000	124
June 5, 2025	Shares issued upon settlement of deferred consideration for Spin acquisition		371,496	1,380
June 30, 2025	Exercise of FSO	7	10,000	20
June 30, 2025	Balance		25,449,478	133,253

The Company’s common shares have no par value.

6	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of
Number of Warrants		convertible debt
January 1, 2024	Balance	979,048
June 30, 2024	Balance	979,048

January 1, 2025	Balance	979,048
June 30, 2025	Balance	979,048

Each unit consists of the following characteristics:

Warrants
issued as part of
convertible debt
Number of shares	1
Number of Warrants	—
Exercise price of unit (CAD)	9.28

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6	WARRANTS (CONTINUED)

Warrants issued upon completion of Financing Arrangement

On September 5, 2022, the Company issued 979,048 warrants, each exercisable at CAD 9.28 for one common share and expiring five years from issuance. The warrants include acceleration clauses based on the Company’s share price performance, which may result in partial or full expiry if not exercised within a specified period.

As the combined fair value of the host debt liability and derivative liability exceeded the transaction price, no value was allocated to the warrants in equity.

7	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following table summarizes information about the OEIP.

	DSU	RSU	SAR	FSO
					Weighted
	Outstanding	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	SARs	FSOs	Exercise
	(Number of	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2024	225,154	498,000	—	1,777,438	8.43
Granted	-	-	-	165,000	6.69
Exercised	(148,900)	(418,000)	-	(108,682)	3.97
Expired	—	—	—	(50,000)	5.00
Forfeited / Cancelled	(49,588)	—	—	(114,209)	9.67
Balance as at June 30, 2024	26,666	80,000	—	1,669,547	8.56

Balance as at January 1, 2025	26,666	280,000	1,329,082	1,602,346	8.81
Granted	—	—	144,529	15,000	2.30
Exercised	—	—	—	(35,000)	2.30
Forfeited / Cancelled	—	—	—	(5,029)	8.30
Balance as at June 30, 2025	26,666	280,000	1,473,611	1,577,317	8.90

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at June 30, 2025:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	10	4.68	10,000	4.68
5.01 - 8.62	1,128,582	2	7.72	1,026,928	7.75
8.63 - 15.00	427,183	5	12.11	427,173	12.11
15.01 - 33.30	1,552	1	33.30	1,552	33.30
	1,577,317	3	8.90	1,465,653	9.02

The following table summarizes information about the outstanding share options as at June 30, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	95,825	1	2.30	95,825	2.30
5.01 - 8.62	1,139,558	4	7.72	892,277	7.82
8.63 - 15.00	432,612	6	12.09	418,321	12.21
15.01 - 33.30	1,552	2	33.30	1,552	33.30
	1,669,547	4	8.56	1,407,975	8.75

Fixed Stock Options (“FSOs”)

During the three and six months ended June 30, 2025, a share-based compensation charge of EUR 86 and EUR 184 (three and six months ended June 30, 2024: EUR 51 and EUR 149) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and six months ended June 30, 2025, 25,000 and 35,000 common shares of the Company were issued upon exercise of FSOs (three and six months ended June 30, 2024: 108,682). Upon exercise of FSOs, for the three and six months ended June 30, 2025, EUR 7 and EUR 94 (three and six months ended June 30, 2024: EUR 199) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of FSOs during the three and six months ended June 30, 2025, totaled EUR 13 and EUR 50 (three and six months ended June 30, 2024: EUR 294).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three and six months ended June 30, 2025, a share-based compensation charge of EUR nil (three and six months ended June 30, 2024: EUR 2 and EUR 5) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and six months ended June 30, 2025, no common shares were issued upon exercise of DSUs (three and six months ended June 30, 2024: 148,900). For the three and six months ended June 30, 2025, upon exercise of DSUs, EUR nil (three and six months ended June 30, 2024: EUR 764) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units (“RSUs”)

During the three and six months ended June 30, 2025, a share-based compensation charge of EUR 64 and EUR 334 (three and six months ended June 30, 2024: EUR 367 and EUR 450) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Share Appreciation Rights (“SARs”)

On December 29, 2024, the Company granted a Share Appreciation Rights plan for key members of management, which provided incentive compensation based on the appreciation in the value of the Company’s shares, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of the exercise.

The aggregate number of SAR units granted on December 29, 2024 totaled 1,329,082, with an issue price of CAD 5.00 per unit, based on the market price of the Company’s stock on the date of grant. An additional 144,529 units were granted on June 26, 2025, at an issue price of CAD 6.06 per unit, also based on the market price on the date of grant.

These SAR units, which have a term of not exceeding five years, will vest as follows:

•	1/3 on the first anniversary of the grant date

•	1/3 on the second anniversary of the grant date

•	1/3 on the third anniversary of the grant date

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

Details of the liabilities arising from the SARs were as follows:

	As at	As at
	June 30,	December 31,
	2025	2024
Total carrying amount of liabilities for SARs	962	—

The fair value of the SARs has been measured using Black-Scholes formula. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The inputs used in the measurement of the fair values at the measurement date of the SARs were as follows:

As at
June 30,
2025
Expected dividend yield (%)	—
Expected share price volatility (%)	70.80
Risk-free interest rate (%)	3.79
Expected life of options (years)	5.0
Share price (CAD)	5.88
Forfeiture rate (%)	—

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behaviour.

During the three and six months ended June 30, 2025, a share-based compensation charge of EUR 589 and EUR 1,067 (three and six months ended June 30, 2024: EUR nil) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

8	GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2024	31,921
Effect of Movement in exchange rates	801
As at December 31, 2024	32,722

Effect of movements in exchange rates	(1,487)
As at June 30, 2025	31,235

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	GOODWILL (CONTINUED)

The carrying amount of goodwill is attributed to the acquisitions of Oryx, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2024 and concluded that there was no impairment.

9	DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2024	2,939
Accretion expense	428
Gain on remeasurement of deferred consideration	(132)
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	148
Balance as at December 31, 2024	1,244

Accretion expense	168
Loss on remeasurement of deferred consideration	157
Shares issued as deferred consideration	(1,380)
Effect of movement in exchange rates	(189)
Balance as at June 30, 2025	—

On June 1, 2022, the Company acquired Spin Games LLC. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the three and six months ended June 30, 2025, an accretion expense of EUR 95 and EUR 168 (three and six months ended June 30, 2024: EUR 170 and EUR 305) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

In the three and six months ended June 30, 2025, a loss on remeasurement of deferred consideration of EUR 157 (three months ended June 30, 2024: gain of EUR 45 and loss of EUR 600) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

As at June 30, 2025, the Company has EUR nil deferred consideration payable (December 31, 2024: EUR 1,244 in current liabilities), being fully settled on June 5, 2025, with the issuance of 371,496 shares.

The fair value of deferred consideration as at December 31, 2024 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of 63.7% resulting in a DLOM of 9.3% for the third anniversary settlement of consideration.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	RIGHT OF USE ASSETS

Right of use
Properties
Cost
Balance as at December 31, 2023	4,434
Additions	161
Modifications	836
Disposal	(633)
Effect of movement in exchange rates	78
Balance as at December 31, 2024	4,877
Additions	130
Modification	4
Disposal	(24)
Effect of movement in exchange rates	(145)
Balance as at June 30, 2025	4,842

Accumulated Depreciation
Balance as at December 31, 2023	1,201
Depreciation	806
Disposal	(633)
Effect of movement in exchange rates	(7)
Balance as at December 31, 2024	1,367
Depreciation	429
Disposal	(24)
Effect of movement in exchange rates	(82)
Balance as at June 30, 2025	(1,690)

Carrying Amount
Balance as at December 31, 2024	3,510
Balance as at June 30, 2025	3,152

In the three and six months ended June 30, 2025, depreciation expense of EUR 215 and EUR 429 was recognized within selling, general and administrative expenses (three and six months ended June 30, 2024: EUR 147 and EUR 373).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11	INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	648	11,461	—	—	—	12,109
Effect of movement in exchange rates	531	151	1,325	53	(1)	2,059
Balance as at December 31, 2024	19,275	33,207	26,083	2,201	298	81,064
Additions	410	5,976	—	—	21	6,407
Effect of movement in exchange rates	(980)	(487)	(2,460)	(98)	(32)	(4,057)
Balance as at June 30, 2025	18,705	38,696	23,623	2,103	287	83,414

Accumulated Amortization
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	2,755	8,962	3,246	663	88	15,714
Effect of movement in exchange rates	186	42	451	42	7	728
Balance as at December 31, 2024	11,386	20,274	11,149	2,135	261	45,205
Amortization	1,316	5,978	1,614	76	40	9,024
Effect of movement in exchange rates	(268)	(372)	(1,050)	(108)	(28)	(1,826)
Balance as at June 30, 2025	12,434	25,880	11,713	2,103	273	52,403

Carrying Amount
Balance as at December 31, 2024	7,889	12,933	14,934	66	37	35,859
Balance as at June 30, 2025	6,271	12,816	11,910	—	14	31,011

In the three and six months ended June 30, 2025, amortization expense of EUR 4,635 and EUR 9,024 was recognized within selling, general and administrative expenses (three and six months ended June 30, 2024: EUR 3,787 and EUR 7,355).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	June 30,	December 31,
	2025	2024
Trade receivables	23,929	19,558
Sales tax	1,054	514
Trade and other receivables	24,983	20,072

The following is an aging of the Company’s trade receivables:

	As at	As at
	June 30,	December 31,
	2025	2024
Less than one month	23,090	18,984
Between two and three months	1,085	660
Greater than three months	3,130	2,411
	27,305	22,055
Provision for expected credit losses	(3,376)	(2,497)
Trade receivables	23,929	19,558

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2023	2,059
Net increase in provision for doubtful debts	438
Balance as at December 31, 2024	2,497
Net increase in provision for doubtful debts	879
Balance as at June 30, 2025	3,376

13	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	June 30,	December 31,
	2025	2024
Trade payables	9,916	3,236
Accrued liabilities	15,974	16,666
Other payables	749	44
Trade payables and other liabilities	26,639	19,946

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14	LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	June 30,	December 31,
	2025	2024
Balance as at beginning of the period	3,697	3,277
Additions	130	161
Modification	4	836
Accretion of interests	52	123
Payments	(570)	(790)
Effect of movement in exchange rates	(70)	90
Balance as at end of period	3,243	3,697

The maturity analysis of lease liabilities are disclosed below:

	June 30, 2025
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	867	909
After 1 year but within 2 years	864	927
After 2 years but within 5 years	1,512	1,603
	3,243	3,439
Less: Total future interest expenses		(196)
		3,243

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14	LEASE LIABILITIES (CONTINUED)

The following are the amounts recognized in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Amortization expense on right of use assets	215	147	429	373
Gain on lease modification	—	—	101	—
Interest expense on lease liabilities	25	26	52	60
Total amount recognized in the income statement	240	173	582	433

15	LOANS PAYABLE

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7.0m from a member of management. The secured promissory note matured on April 24, 2025, with an extension agreed to September 15, 2025. It bears an interest at an annual rate of 14%, payable quarterly.

	June 30,	December 31,
	2025	2024
Balance as at beginning of the period	6,579	—
Promissory note issued	—	6,532
Interest on promissory note	328	617
Repayment of interest of promissory note	(436)	(454)
Repayment of promissory note	(4,410)	—
Effect of foreign currency exchange rate	(365)	(116)
Balance as at end of period	1,696	6,579

In the three and six months ended June 30, 2025, interest expense of EUR 104 and EUR 328 was recognized within net interest expense and other financing charges (three and six months ended June 30, 2024: 170).

During the three months ended June 30, 2025, the Company repaid a total of USD 5.0m of the outstanding USD 7.0m secured promissory note.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Salaries and subcontractors	(745)	(760)	(1,523)	(1,317)
Share based compensation	(427)	(450)	(1,051)	(586)
	(1,172)	(1,210)	(2,574)	(1,903)

Balances due to/from shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of financial position	As at	As at
	June 30,	December 31,
	2025	2024
Accrued liabilities	(626)	(1,321)
Net related party payable	(626)	(1,321)

Transactions recorded in the interim unaudited condensed consolidated statements of changes in equity between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity	Six Months Ended June 30,
	2025	2024
Exercise of DSUs, RSUs and FSO's
Contributed surplus	(87)	(195)
Share capital	124	465
Net movement in equity	37	270

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions recorded in the interim unaudited condensed consolidated statements of cash flows between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in cash flow	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Proceeds from exercise of options	—	270	37	270
	—	270	37	270

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	June 30,	December 31,
	2025	2024
Trade receivables	23,929	19,558

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	June 30,	December 31,
	2025	2024
Trade payables	9,916	3,236
Accrued liabilities	15,974	16,666
Other liabilities	749	44
Loans payable	1,696	6,579
	28,335	26,525

The carrying values of the financial instruments approximate their fair values.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	June 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	4,242	—	—	4,242	10,467	—	—	10,467

Financial liabilities
Fair value through profit and loss:
Deferred consideration	—	-	—	-	—	1,244	—	1,244
Share appreciation rights liability	—	962	—	962	—	—	—	—

There were no transfers between the levels of the fair value hierarchy during the periods.

During the three and six months ended June 30, 2025, a loss of EUR 157 (three and six months ended June 30, 2024: gain of EUR 45 and loss of EUR 600), was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss on remeasurement of deferred consideration (Note 9) for financial instruments designated as FVTPL.

During the three and six months ended June 30, 2025, a share-based compensation charge of EUR 589 and EUR 1,067 (three and six months ended June 30, 2024: EUR nil) relating to share appreciation rights liability has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at June 30, 2025:

	2025	2026	2027	2028	Thereafter	Total
Trade payables and other liabilities	26,639	—	—	—	—	26,639
Lease obligations on right of use assets	909	927	864	477	262	3,439
Loans payable	1,849	—	—	—	—	1,849
Share appreciation rights liability	1,382	1,382	1,382	—	—	4,146
Other non-current liabilities	4	3	19	23	438	487
	30,783	2,312	2,265	500	700	36,560

During the three months ended June 30, 2025, the Company repaid a total of USD 5.0m of the outstanding USD 7.0m secured promissory note.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net loss as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at June 30, 2025:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	23,090	1,085	3,130	27,305
Expected credit loss rate		4.08%	19.79%	70.88%	12.36%
Expected credit loss provision	12	942	215	2,219	3,376

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	18,984	660	2,411	22,055
Expected credit loss rate		2.88%	5.75%	79.32%	11.32%
Expected credit loss provision	12	547	38	1,913	2,497

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three and six months ended June 30, 2025, one customer (three and six months ended June 30, 2024: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 4,436 and EUR 8,675, respectively, for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024: EUR 5,461 and EUR 11,870).

As at June 30, 2025, one customer (December 31, 2024: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totaled EUR 2,823 (December 31, 2024: EUR 4,247).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Six Months Ended June 30,
Cash flows arising from movement in:	2025	2024
Trade and other receivables	(4,911)	(638)
Prepaid expenses and other assets	(1,517)	(1,096)
Trade payables and other liabilities	6,393	(2,191)
Changes in working capital	(35)	(3,925)

Significant non-cash transactions from investing and financing activities are as follows:

	Six Months Ended June 30,
	2025	2024
Investing Activity
Settlement of deferred consideration for Spin through share issuance	(1,380)	(2,139)

Financing Activity
Settlement of convertible debt through share issuance	—	(2,704)

During the six months ended June 30, 2025 and 2024, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest and financing fees	(248)	(210)	(458)	(308)	—	(308)
Foreign exchange gain (loss)	—	318	318	(44)	—	(44)
Lease interest expense	—	(52)	(52)	(60)	—	(60)
Accretion expense on deferred consideration	—	(168)	(168)	—	(305)	(305)
Accretion expense on convertible debt	—	—	—	—	(805)	(805)
	(248)	(112)	(360)	(412)	(1,110)	(1,522)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19	SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B online gaming.

Geography – Revenue

Revenue from continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Malta	6,037	6,054	10,588	10,647
Netherlands	3,935	6,774	10,285	14,570
United States	1,793	1,094	4,836	2,279
Brazil	2,612	—	4,714	—
Curaçao	1,819	5,372	4,406	10,615
Marshall Islands	2,200	—	3,750	—
Belgium	1,259	1,160	2,492	2,310
Croatia	1,053	1,026	2,146	2,130
Czech Republic	926	303	1,801	679
Isle of Man	1,202	492	1,373	565
Other	3,243	2,586	5,193	4,877
Revenue	26,079	24,861	51,584	48,672

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	June 30,	December 31,
	2025	2024
United States	62,679	69,201
Other	4,896	4,231
Non-current assets	67,575	73,432

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20	INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	June 30,	December 31,
	2025	2024
Income taxes payable	(445)	(463)
Deferred income tax liabilities	(594)	(680)

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Current income taxes expense (recovery)	(490)	120	167	453
Deferred income taxes expense (recovery)	(43)	135	(86)	(154)
Total income taxes expense (recovery)	(533)	255	81	299

There is no income taxes expense recognized in other comprehensive loss.

	As at	As at
	June 30,	December 31,
	2025	2024
Deferred tax assets
Lease obligations on right of use assets	717	777
Non-capital losses carried forward	13	39

Deferred tax liabilities
Goodwill and intangible assets	(595)	(681)
Right-of-use assets	(697)	(776)
Property and equipment	(32)	(39)
Deferred income tax liabilities	(594)	(680)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20	INCOME TAXES (CONTINUED)

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Six Months Ended June 30,
	2025	2024
Consolidated loss before income taxes	(4,388)	(4,005)
Effective tax rate	26.5%	26.5%
Effective income taxes recovery	(1,163)	(1,061)
Effect of tax rate in foreign jurisdictions	610	8
Non-deductible and non-taxable items	441	400
Change in tax benefits not recognized	451	952
Adjustment of prior year tax payable	(258)	—
Total income taxes expense	81	299

21	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.